UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2011

☐ TRANSITION REPORT PURSUANT TO 15 (d) OF THE SECURITIES EXCHANGE ACT OF
1934

For the transition period     from         to

Commission File Number: 0-2816

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Methode Electronics, Inc. 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Methode Electronics, Inc.
7401 West Wilson Avenue
Chicago, IL 60706-4548

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

Methode Electronics, Inc. 401(k) Savings Plan
Years Ended December 31, 2011 and 2010

Methode Electronics, Inc.
401(k) Savings Plan

Financial Statements and
Supplemental Schedule

Years Ended December 31, 2011 and 2010

Contents

Report of Independent Registered Public Accounting Firm..............................................................	1

Financial Statements

Statements of Net Assets Available for Benefits...............................................................................	2

Statements of Changes in Net Assets Available for Benefits............................................................	3

Notes to Financial Statements	.................................................................................................................................4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)....................................................17

Report of Independent Registered Public Accounting Firm

The Administration Committee
Methode Electronics, Inc.
401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Methode Electronics, Inc. 401(k) Savings Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Sassetti LLC

June 19, 2012
Oak Park, Illinois

Methode Electronics, Inc.
401(k) Savings Plan

Statement of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets
Cash	$1,754	$12,041

Investments, at fair value:
Group annuity investment contracts	7,734,416	7,765,516
Mutual funds	29,720,043	30,328,232
Methode common stock fund	2,257,565	3,190,789
Total investments	39,712,024	41,284,537

Receivables:
Unsettled investment sales	115	1,961
Accrued interest / dividends	12,434	16,066
Participant loans	720,231	691,192
Total receivables	732,780	709,219
Total assets	$40,446,558	$42,005,797

Liabilities
Unsettled investment purchases	$12,434	$18,026
Total liabilities	12,434	18,026

Net assets available for benefits, at fair value	40,434,124	41,987,771

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(66,456)	(254,687)
Net assets available for benefits	$40,367,668	$41,733,084

See accompanying notes.

Methode Electronics, Inc.
401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2011	2010
Additions:
Additions to net assets attributed to:
Investment Income:
Interest and dividends	$807,984	$838,328
Net appreciation/(depreciation) in fair value of investments	(1,991,469)	4,090,536
Total investment gain/(loss)	(1,183,485)	4,928,864

Contributions:
Participants	2,209,741	2,071,805
Employer	1,310,484	1,264,707
Rollovers	237,781	254,712
	3,758,006	3,591,224
Total additions, net	2,574,521	8,520,088

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	3,912,501	5,541,159
Administrative expenses	27,436	27,915
Total deductions	3,939,937	5,569,074

Net increase/(decrease)	(1,365,416)	2,951,014
Net assets available for benefits:
Beginning of year	41,733,084	38,782,070
End of year	$40,367,668	$41,733,084

See accompanying notes.

Methode Electronics, Inc.
401(k) Savings Plan

Notes to Financial Statements

1. Description of the Plan
The following description of the Methode Electronics, Inc. 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description (SPD) for a more complete description of the Plan's provisions. Copies of the SPD are available from Methode Electronics, Inc.
General
The Plan is a defined-contribution plan established to provide additional retirement and other benefits for eligible employees, to enable eligible employees, through systematic savings, to accumulate funds on a tax-advantageous basis, and to provide a vehicle through which the plan sponsor, Methode Electronics, Inc. and its subsidiaries (the Company), can attract and retain qualified employees.
Participation
Employees who are employed by the Company for three full calendar months are eligible to participate in the Plan on the first day of the following calendar month.
Contributions
Participants may elect to contribute a minimum of 2% of their annual compensation (as defined in the Plan) on a pre-tax, after tax Roth 401(k) or any combination, up to the maximum annual dollar limit allowable by the Internal Revenue Service (IRS).
The Company contributes to the Plan, on behalf of each participant, a “safe-harbor” non-elective contribution of 3% of each participant's eligible compensation (as defined by the Plan), subject to the IRS maximum amount, for the portion of the Plan year in which the employee was a participant in the Plan.
Participants may direct contributions into various investment options offered by the Plan.

Methode Electronics, Inc.
401(k) Savings Plan

Notes to Financial Statements

1. Description of Plan (continued)
Participant Withdrawals
Withdrawals are permitted in the event of termination of employment, disability, death, retirement, attainment of age 59 1/2, or financial hardship. A financial hardship withdrawal is currently permitted by the IRS for certain authorized purposes. Such withdrawals must be approved by the 401(k) Hardship Committee. Withdrawals prior to the attainment of age 59 1/2 may be subject to an additional 10% tax penalty.
Vesting
Participants are immediately vested in Company contributions, their contributions, and actual earnings (losses) thereon.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1%. Principal and interest are paid ratably through payroll deductions.
Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan.
Participant Accounts
Each participant's account is credited with the participant's contributions and allocations of Company contributions and Plan earnings (losses). Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Methode Electronics, Inc.
401(k) Savings Plan

Notes to Financial Statements

2. Significant Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Valuation of Investments
The shares of mutual funds and the Methode Electronics Common Stock Fund are reported at fair value. See note 4 for discussion of fair value measurements.
Purchases and sales are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
In December, 2005, the Financial Accounting Standards Board (“FASB”) issued certain authoritative literature with respect to the definition of fully benefit-responsive investment contracts and the presentation and disclosure of fully benefit-responsive investment contracts in plan financial statements. The literature requires that investments in common/collective trusts that include benefit-responsive investment contracts be presented at fair value in the statement of net assets available for benefits and that the amount representing the difference between fair value and contract value of these investments also be presented on the face of the statement of net assets available for benefits. The Plan has group annuity investment contracts with the Hartford Life Insurance Company (“Hartford”) and Lincoln National Life Insurance Company (“Lincoln”).
The Hartford group annuity contract fair value and contract value are estimated by Hartford Life Insurance Company. Contract value represents contributions made, plus interest at the contract rate, less funds used to pay participants' benefits. The Plan does not allow for new investment in this contract. There are significant penalties if the entire contract were prematurely terminated.
The Hartford group annuity contract had an average yield of 3.09% (annualized) for each of the years ended December 31, 2011 and 2010, respectively. The crediting interest rate was 3.00% at December 31, 2011 and 2010, respectively. The crediting interest rate is set at the beginning of the calendar year and is periodically reviewed for adjustment.
The Lincoln Stable Value Account is a fixed group annuity issued by The Lincoln National Life Insurance Company. As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification TM (“ASC”) Fully Benefit-Responsive Investment Contracts Topic, investment contracts held by a defined contribution plan that are fully benefit responsive are required to be reported at fair value and an adjustment to total net assets is required to show

Methode Electronics, Inc.
401(k) Savings Plan

Notes to Financial Statements

2. Significant Accounting Policies (continued)
net assets at contract value. The Lincoln Stable Value held by the Plan is fully benefit responsive;
therefore, contract value reporting is required. In this instance, contract value approximates fair value as a result of current interest rates credited to the contracts. Contract value represents contributions made, plus interest at the contract rate, less funds used to pay participants' benefits.
The Lincoln contract had an average yield of 2.52% and 3.36% (annualized) for the years ended December 31, 2011 and 2010, respectively. The crediting interest rate was 2.24% and 3.00% at December 31, 2011 and 2010, respectively. The crediting interest rate is set at the beginning of each calendar quarter and is periodically reviewed for adjustment.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
Administrative Expenses
Generally, expenses of the Plan are paid by the Company.
Adoption of Accounting Standards
In January 2010, The FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06), which primarily requires new disclosures related to the levels within the fair value hierarchy. An entity will be required to disclose significant transfers in and out of Levels 1 and 2 of the fair value hierarchy, and separately present information related to purchases, sales issuances and settlements in the reconciliation of fair value measurements classified as Level 3. In addition, ASU 2010-06 will amend the fair value disclosure requirement

Methode Electronics, Inc.
401(k) Savings Plan

Notes to Financial Statements

2. Significant Accounting Policies (continued)
for pension and postretirement benefit plan assets to require this disclosure at the investment class level. ASU 2010-06 will be effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures related to purchases, sales, issuances and settlements for Level 3 fair value measurements, which are effective for reporting periods beginning after December 15, 2010. The adoption of these amendments did not have a material effect on the plan's financial statements.
In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards” (“ASU 2011-04”), which was issued to create a consistent framework for the application of fair value measurement across jurisdictions. The amendments include wording changes to GAAP in order to clarify the FASB's intent about the application of existing fair value measurements and disclosure requirements, as well as to change a particular principle or existing requirement for measuring fair value or disclosing information about fair value measurements. There are no additional fair value measurements required upon the adoption of ASU 2011-04. The amendments are effective, prospectively, for interim and annual reporting periods beginning after December 15, 2011. Early adoption is prohibited. The Plan will adopt the provisions of ASU 2011-04 effective January 1, 2012. The adoption is not expected to have a material effect on the financial statements of the Plan.
3. Investments
The Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Years Ended December 31
	2011	2010

Mutual funds	$(928,824)	$2,853,858
Common stock fund	(1,062,645)	1,236,678
	$(1,991,469)	$4,090,536

Methode Electronics, Inc.
401(k) Savings Plan

Notes to Financial Statements

Investments that represent 5% or more of the Plan's net assets are as follows:

	Years Ended December 31
	2011	2010

Lincoln Stable Value Fund	$6,663,404	$6,705,630
American Funds
American Balance Fund	8,867,187	8,614,175
American Mutual Fund	4,290,152	4,211,768
American Growth Fund of America	4,699,267	5,189,406
Euro Pacific Fund	2,794,435	3,431,142

Davis NY Venture Fund	3,014,204	3,318,620
Methode Electronics Common Stock Fund	2,257,565	3,190,789

4. Fair Value Measurements
Accounting Standards Codification Topic 820 (ASC 820) defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.
ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial Instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The standard establishes three levels of inputs that may be used to measure fair value:

•	Level 1 : quoted prices in active markets for identical assets or liabilities;

•
Level 2 : inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities ; or

Methode Electronics, Inc.
401(k) Savings Plan

Notes to Financial Statements

•	Level 3 : unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments measured at Fair Value on a recurring Basis
The following summarizes the classification of Investments by classification and method of valuation for the years ended December 31,

	2011
	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total

Mutual Funds
Intermediate Term Bond	$1,949,727	$—	$—	$1,949,727
Moderate Allocation	8,867,187	—	—	8,867,187
Small Value	927,018	—	—	927,018
Mid-Cap Growth	1,132,194	—	—	1,132,194
Large Blend	3,530,714	—	—	3,530,714
Large Growth	6,118,125	—	—	6,118,125
Large Value	4,290,152	—	—	4,290,152
Foreign Large Blend	2,904,926	—	—	2,904,926
Total	29,720,043	—	—	29,720,043

Methode Common Stock Fund	2,257,565	—	—	2,257,565

Group Annuity/Investment Contracts	—	—	7,734,416	7,734,416

	$31,977,608	$—	$7,734,416	$39,712,024

Methode Electronics, Inc.
401(k) Savings Plan

Notes to Financial Statements

	2010
	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total

Mutual Funds
Intermediate Term Bond	$1,660,859	$—	$—	$1,660,859
Moderate Allocation	8,614,175	—	—	8,614,175
Mid-Cap Blend	966,189	—	—	966,189
Mid-Cap Growth	1,152,968	—	—	1,152,968
Large Blend	3,635,389	—	—	3,635,389
Large Growth	6,655,742	—	—	6,655,742
Large Value	4,211,768	—	—	4,211,768
Foreign Large Blend	3,431,142	—	—	3,431,142
Total	30,328,232	—	—	30,328,232

Methode Common Stock Fund	3,190,789	—	—	3,190,789

Group Annuity/Investment Contracts	—	—	7,765,516	7,765,516

	$33,519,021	$—	$7,765,516	$41,284,537

The Plan's valuation methodology used to measure fair values are as follows.

Mutual funds: valued at quoted market price, which represent the net asset value of the shares held in such funds.

Methode Electronics, Inc.
401(k) Savings Plan

Notes to Financial Statements

Methode Electronics, Inc. Common Stock Fund: the fund invests primarily in Methode Electronics, Inc. common stock, which is traded on the New York Stock Exchange (NYSE) under the ticker symbol (MEI) and is valued at its quoted market price at the daily close of the NYSE. A small portion of the fund is invested in short-term money market instruments. The money market portion of the fund provides liquidity, which enables the Plan participants to transfer money daily among all investment choices.
Hartford Group Annuity Contract is stated at fair value. The fair value of the contract is estimated by the carrier, based on various factors, including current interest rates credited to the respective contract.
Lincoln Stable Value Account: The fair value of the group annuity contract approximates contract value. Participants are allocated interest on the investment contracts based on the average rate earned on all Plan investments in the investment contract.

The table below is a summary of changes in the fair value of the Plan's Level 3 assets for the years ended December 31, 2011 and 2010:

	Hartford	Lincoln
	Contract	Account	Total

Balance as of January 1, 2010	$1,285,077	$6,159,759	$7,444,836

Contributions	—	737,585	737,585

Transfers, net	(16,394)	511,949	495,555

Withdrawals	(181,403)	(1,188,595)	(1,369,998)

Realized, unrealized gains/losses, net	(27,394)	484,932	457,538

Balance as of December 31, 2010	$1,059,886	$6,705,630	$7,765,516

Methode Electronics, Inc.
401(k) Savings Plan

Notes to Financial Statements

	Hartford	Lincoln
	Contract	Account	Total

Balance as of January 1, 2011	$1,059,886	$6,705,630	$7,765,516

Contributions	—	616,486	616,486

Transfers, net	(4,862)	(22,449)	(27,311)

Withdrawals	(108,006)	(798,514)	(906,520)

Realized, unrealized gains/losses, net	123,994	162,251	286,245

Balance as of December 31, 2011	$1,071,012	$6,663,404	$7,734,416

5. Income Tax Status
The Plan has received a determination letter from the IRS dated October 28, 2011, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended.
Generally accepted accounting principles require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or DOL. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Methode Electronics, Inc.
401(k) Savings Plan

Notes to Financial Statements

6. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of investments at fair value per the financial statements to the Form 5500 at December 31,

	2011	2010

Investments, at fair value, per the financial statements	$39,712,024	$41,284,537

Adjustment from fair value to contract value for investments in
fully benefit-responsive insurance contracts	(66,456)	(254,687)

Participant Loans	720,231	691,192

Investments, per Form 5500	$40,365,799	$41,721,042

Supplemental Schedule

Methode Electronics, Inc.
401(k) Savings Plan
Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)
EIN #36-2090085 Plan #002
December 31, 2011

(a.)	(b.)	(c.)		(d.)	(e.)
			Shares
		Description of	or		Current
	Identity of Issue	Investment	Units	Cost	Value
	Group annuity investment contracts

	Hartford Life Insurance Company	Group Annuity Contract	N/A	**	$1,071,012

*	Lincoln Financial Group	Lincoln Stable Value Fund	6,663,404	**	6,663,404

	Mutual funds

	The American Funds Group	American Balanced Fund	486,941	**	8,867,187
		American Mutual Fund	165,899	**	4,290,152
		Europacific Growth Fund	79,478	**	2,794,435
		Growth Fund of America	163,566	**	4,699,267
		New Economy Fund	59,666	**	1,418,858

	Delaware Investments	Delaware Diversified Income	212,852	**	1,949,727

	Ivy	Ivy Mid Cap Growth I	65,979	**	1,132,194

	Davis Funds	Davis NY Venture	92,517	**	3,014,204

	Vanguard	Total Stock Market Index	16,507	**	516,510
		FTSE All-World ex US Index Inv	7,101	**	110,491

	Goldman Sachs	Small Cap Value Inst	22,710	**	927,018

	Common stock fund
*	Methode Electronics, Inc.	Methode Electronics, Inc.
		Common Stock	286,427	**	2,257,565

	Total investments at fair value				39,712,024

	Adjustment from fair value to contract value for fully responsive
	investment contracts				(66,456)
	Total investments, as adjusted				$39,645,568

*	Participant loans	Interest rates range from
		4.25% to 9.25%		**	$720,231
					$40,365,799

* Party in interest
** Cost information is not required for participant directed investments and participant loans and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

METHODE ELECTRONICS, INC.

Date: June 19, 2012                    By:    /s/Douglas A. Koman
Douglas A. Koman
Chief Financial Officer